 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX Venture Exchange - Symbol:  RMX                                                                                                                           SEPTEMBER 3, 2003

OTCBB – Symbol: RUBIF                                                                                                                                                                          PR03-25

RUBICON OPTIONS GOLDEN PROMISE GOLD PROJECT, NEWFOUNDLAND TO PLACER DOME

- $5 million earn in, $700,000 within six months, including diamond drilling -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce that it has signed an agreement with Placer Dome (CLA) Canada Ltd. (“Placer”) whereby Placer can earn an initial 55% interest in Rubicon’s extensive 500 square kilometre Golden Promise gold project located in north central Newfoundland. Under the terms of the agreement, Placer must spend $5 million over a four-year period, including $1.5 million before the end of 2004 and a firm exploration commitment of $700,000 before the end of February, 2004.  Placer has indicated that diamond drilling will be part of the exploration program prior to the end of 2003.  Rubicon will be the operator of the project until earn-in is completed.

Rubicon established a large land position at Golden Promise in response to the discovery in June 2002 of gold-bearing quartz boulders, which were subsequently traced back to their local source.  Diamond drilling led to the discovery by Rubicon of a gold-bearing vein or locally, vein system, named the Jaclyn Zone which is developed over a minimum 225 metre strike length, has been tested to a vertical depth of only 50 metres below surface and is open for exploration in all directions.  Of 17 holes testing the zone to date, 15 have intersected visible gold-bearing quartz vein(s).  Intercepts include 17.69 g/t gold over 2.30 metres, 16.57 g/t gold over 2.00 metres and 14.85 g/t gold over 2.25 metres (see news release dated September 19 2002, for complete results).

Prospecting during 2002-2003 has led to the discovery of additional mineralized boulders believed to have been sourced from other veins, which are, as yet, undiscovered.  Information derived from the Jaclyn Zone suggests that the source veins of these angular boulders are likely locally derived (< 200 metres from source).  To date, the Golden Promise trend is known to contain six visible gold-bearing float areas including the Jaclyn drill discovery area.  In addition, Rubicon’s land position encompasses an extensive area of anomalous gold in basal till suggesting that mineralization may be of regional extent.

David Adamson states, “We are excited about the potential of this property to yield additional gold discoveries.  Golden Promise has significant gold grades, strong indications of vein continuity and excellent regional potential in a newly discovered area.  In Placer, we have a partner well versed in the exploration, development and mining of high grade gold deposits in Canada and elsewhere, and we look forward to their involvement with the project.

One of Rubicon’s competitive advantages, as has been shown elsewhere at Red Lake, Ontario, is to identify district scale opportunities, including Golden Promise, ahead of its competition.  We are currently working on other initiatives to further increase exploration activity on our Newfoundland portfolio.”

Other terms of the agreement allow Placer the election, once it has met its initial $5 million commitment, to earn an additional 15% interest (to a maximum 70% interest) by delivering a bankable feasibility study on the project by the end of 2009.  Failure to do so by this date will cause reversion back to a 55% Placer - 45% Rubicon Joint Venture.  The agreement is subject to regulatory approval.

Rubicon has over $10 million in working capital and, in addition to its Newfoundland assets, controls a major land position in the prolific Red Lake gold camp in Ontario including its flagship 100% controlled McFinley gold project.  Also, the Company realizes cash flow from its royalty division estimated this year to be approximately $670,000 in cash plus share value.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

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TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                                              Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from

targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements